As filed with the Securities and Exchange Commission on April 1, 2008

Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BLUEPHOENIX SOLUTIONS LTD.
(Exact name of Registrant as Specified in Its Charter)

Israel	Not Applicable
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	Identification no.)

8 Maskit Street
Herzliya 46733, Israel
972-9-952-6110
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Varda Sagiv
BluePhoenix Solutions USA Inc.
8000 Regency Parkway
Cary, North Carolina 27511
(919) 380-5100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ernest Wechsler , Esq.	Yael Peretz, Adv.	Yael Bar-Shai
Kramer Levin Naftalis & Frankel LLP	BluePhoenix Solutions Ltd.	Herzog, Fox & Neeman
1177 Avenue of the Americas	8 Maskit Street	Asia House
New York, New York 10036	Herzliya 46733, Israel	4 Weizman Street
(212)-715-9100	972-9-952-6110	Tel Aviv 64239, Israel
972-3-692-2020

        Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

        If only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)		Proposed Maximum Aggregate Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Ordinary shares, par value NIS 0.01 per share	400,000	(2)	$8.56	(3)	$3,424,000	$134.57

    (1)        Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), all amounts of ordinary shares include an indeterminable number of additional ordinary shares that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the ordinary shares to be offered by the selling shareholders.

    (2)        Represents ordinary shares being registered for resale by the selling shareholders.

    (3)        Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) of the Securities Act, based on the average of the reported high and low prices of the ordinary shares as reported by the NASDAQ Global Market on March 28, 2008. The ordinary shares we are registering are to be sold by the selling shareholders.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED APRIL 1, 2008

PROSPECTUS

400,000 Ordinary Shares

BluePhoenix Solutions Ltd.

This prospectus relates to the resale from time to time of up to 400,000 ordinary shares by the selling shareholders.

We will not receive any proceeds from sales of the ordinary shares offered pursuant to this prospectus. The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the ordinary shares from time to time through public or private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices or at privately negotiated prices.

The selling shareholders and any agent or broker-dealer that participates with the selling shareholders in the distribution of the ordinary shares may be considered “underwriters” within the meaning of the Securities Act, and, in that event, any commissions received by them and any profit on the resale of the shares may be considered underwriting commissions or discounts under the Securities Act.

Our ordinary shares are listed for quotation on the NASDAQ Global Market under the symbol “BPHX.” On March 28, 2008, the closing sale price of our ordinary shares on the NASDAQ Global Market was $8.28 per share. You are urged to obtain the current market quotations for our ordinary shares.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” on page 4 to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 1, 2008

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, the selling shareholders may offer up to a total of 400,000 ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.”

        Unless the context otherwise requires, all references in this prospectus to “we,” “our,” “our company,” “us” and the “Company” refer to BluePhoenix Solutions Ltd. and its subsidiaries, unless otherwise indicated. References to “BluePhoenix” refer to BluePhoenix Solutions Ltd.

        All references in this prospectus to “ordinary shares” refer to our ordinary shares, par value 0.01 NIS per share.

        All references in this prospectus to “dollars” or “$” are to United States dollars.

        All references in this prospectus to “shekels” or “NIS” are to New Israeli Shekels.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information regarding us and the securities being sold in this offering, including the risks discussed under the heading “Risk Factors,” contained in this prospectus. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference into this prospectus, including our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 28, 2008, referred to as “our Form 20-F for 2007.”

Our Company

        We were incorporated in Israel in 1987. Our registered office is located at 8 Maskit Street, Hertzliya 46733, Israel and our telephone number is 972-9-952-6110. Our U.S. headquarters are located at 8000 Regency Parkway, Cary, North Carolina 27511 and our telephone number there is (919) 380-5100.

        We develop and market unique value driven enterprise IT modernization, or EIM, solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure in order to more effectively compete in today’s business environment. The combination of our comprehensive tools and services with our unique methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets.

        Our complete modernization solutions consist of a combination of automated technologies and services that minimize the risk through the whole life cycle of the modernization process. Our solutions are based on technologies that support the four phases of the process, which we call: Understanding, Migration, Remediation, and Redevelopment. The solutions allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands. In addition, by using our technologies our customers gain the added value of extending their systems to be ready for future demands, such as service oriented architecture, or SOA. Our modernization solutions are offered to customers in all business market sectors, particularly financial services, automotive and governmental entities. In addition, we provide consulting services such as application development services and maintenance for core banking systems.

        Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past two decades, establishing our credibility and achieving international recognition and presence. Based on our technology and that of our affiliates, we develop and market software products, tools, and related methodologies. We deliver our tools and methodologies together with training and support in order to provide our customers with comprehensive solutions, primarily for the modernization of existing IT systems.

        We provide our modernization solutions directly or through our strategic partners, such as IBM, Electronic Data System Ltd. (EDS), NCS Pte Ltd., Mann India, and Sun Microsystems. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners include system integrators, as well as other software vendors such as Oracle and Microsoft, who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements under which we grant license rights to our partners or to the partners’ customers or provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

THE TRANSACTION

        In December 2006, we entered into an agreement with CodeStream Software Ltd., or CodeStream, pursuant to which we purchased from CodeStream certain business activities and assets in the field of modernization of legacy databases. We paid cash consideration for these assets and were obligated under the agreement to pay additional consideration in the form of our ordinary shares upon the occurrence of certain events. In accordance with an amended agreement with Codestream, we agreed to issue an aggregate 1,000,000 of our ordinary shares, 400,000 of which were issued to the selling shareholders on April 1, 2008 and 600,000 of which are issuable to the selling shareholders by April 1, 2009, if certain milestones occur.

        In connection with the issuance of the 400,000 ordinary shares to the selling shareholders, we agreed pursuant to the amendment to the purchase agreement to register these ordinary shares, at our expense, for resale under the Securities Act. We agreed to file this registration statement with the Securities and Exchange Commission, referred to as the SEC, by April 1, 2008. This prospectus forms a part of the registration statement that is being filed to satisfy our obligations with respect to the registration of these shares. We also agreed to file a registration statement by April 1, 2009 if the additional 600,000 ordinary shares are issued pursuant to the amendment to the purchase agreement.

RISK FACTORS

        You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into, this prospectus, when deciding whether to purchase our ordinary shares. The risks and uncertainties described below and in the documents we have incorporated by reference into this prospectus are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations, and our liquidity. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

        If capital spending on information technology, or IT, slows down, our business could be seriously harmed.

        Economic changes such as the U.S. subprime mortgage loan crisis and the economic instability caused by the rise in oil prices, are affecting companies’ willingness, in both the U.S. and in Europe, to make capital spending on IT projects. In addition, many of our customers are in the financial sector. A slow-down in the financial markets may affect these customers’ willingness to make capital spending on IT projects. We cannot know whether IT capital spending and investment in IT projects will continue in the future at the same level, or how the economic conditions will affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2007.

        Our acquisition of existing businesses and our failure to successfully integrate these businesses could disrupt our business, dilute your holdings in us, and harm our financial condition and operating results.

        From 2004 through 2007, we acquired and increased our investment in several businesses. We intend to make future strategic acquisitions of complementary companies, products, or technologies. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the acquisitions of BridgeQuest Inc., and the activity of CodeStream.

        Acquisitions involve numerous risks, including:

—	problems combining the acquired operations, technologies, or products;

—	unanticipated costs or liabilities;

—	diversion of management's attention;

—	adverse effects on existing business relationships with suppliers and customers;

—	risks associated with entering markets in which we have no or limited prior experience; and

—	potential loss of key employees, particularly those of the acquired organizations.

        Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. We may not be able to successfully integrate any business, technologies, or personnel that we have acquired or that we might acquire in the future, and this could harm our financial condition and operating results.

        If we fail to manage our growth effectively, our business could be disrupted, which could harm our operating results.

        Our current expansion places a strain on our senior management team and other resources, such as our management information systems and operating, administrative, financial, and accounting systems. We are undergoing rapid growth in the number of our employees, the size and locations of our physical facilities, and the scope of our operations, due, in part, to several acquisitions we have made. Any failure to manage our growth effectively could disrupt our business and harm operating results.

        If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

        The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services, or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, customer requirements, and new product introductions by existing or future competitors could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources.

        We may experience significant fluctuations in our annual and quarterly results, which makes it difficult to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

        Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products and any of the following events:

—	adverse economic conditions in various geographic areas where our customers and potential customers operate;

—	acquisitions and dispositions of companies;

—	timing of completion of specified milestones and delays in implementation;

—	timing of product releases;

—	timing of contracts;

—	increases in selling and marketing expenses, as well as other operating expenses; and

—	currency fluctuations and financial expenses related to our financial instruments.

        In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. For example, based on the impairment tests performed by us in the fourth quarter of 2007, an impairment loss of $7 million related to goodwill has been identified in Mainsoft, a company in which we have held 58% of the outstanding shares since 2001. As a result, we recorded a one-time, non-cash, charge of $7 million as impairment of goodwill and had a net loss of $8.2 million in 2007 compared to net income of $4.7 million generated in 2006 and $1.8 million in 2005.

        As a result of the foregoing, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.

        A delay in collecting our fees could result in cash flow shortages, which in turn may significantly impact our financial results.

        Typical modernization projects which deploy our solutions are long-term projects. Therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages. Any significant variation in estimated and actual revenues obtained may significantly impact our financial results in any given period.

        Our subsidiary, Mainsoft Corporation, is dependent on Linux open-source technology, which could have a material adverse effect on our business.

        The Mainsoft for Java EE product line has been developed using a subset of the Linux operating system, the open-source Mono project led by Novell. The open source Mono project is an open-source implementation of the Microsoft .NET framework and is included in multiple Linux distributions. Microsoft may claim that the open-source Mono project infringes certain Microsoft patents. In addition, Microsoft may prevent access to the Visual Studio Integration Partner (VSIP) program to companies using the open source Mono project. VSIP is a program designed for independent software vendors, and other third parties interested in integrating tools, components, and languages into the Microsoft Visual Studio. This may result in severe damage to Mainsoft’s ability to effectively market the Mainsoft for Java EE product line. These developments could have a material adverse effect on our financial condition, and results of operations.

        Our subsidiary, Mainsoft Corporation, is dependent on its alliance with IBM.

        Mainsoft currently invests a lot of efforts in marketing its product through its strategic alliance with IBM. However, there is no assurance that this strategic alliance will continue or produce the expected growth. At this stage, Mainsoft is expected to increase its revenues, but incur losses.

        If we fail to address the strain on our resources caused by changes in our product offerings, we will be unable to effectively manage our business.

        In the past few years, we have undergone significant changes in our product offerings. These changes included acquiring new technologies, developing and marketing new modernization and migration tools, and expanding the sales of our products further into international markets. This has placed and will continue to place substantial demands upon our management, systems, and resources, including our sales, project management, consulting personnel, and research and development operations. Our ability to manage any future changes or growth depends on our ability to continue to implement and improve our operational, financial, and management information control and reporting systems on a timely basis, and to expand, train, motivate, and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition, and results of operations could be materially adversely affected.

        If we are unable to invest in new products and markets or to manage the effects of changes in our offering portfolio, our results will be adversely affected.

        We specialize in the development and implementation of sophisticated software modernization and porting tools and products. We leverage our know-how, experience, and generic technologies to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. As part of our growth strategy, as new needs evolve, we typically conduct a market analysis to qualify and quantify the market opportunity. If the results justify the investment required for the development of new products or tools, then we begin the development process of the new product. In order to maintain our position in the market, and our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products. The gross annual expense related to research and development was $17.7 million in 2006 and $19.4 million in 2007.

        In order to properly introduce a new product to the marketplace or to introduce our current products into new markets, we continuously update our marketing materials, educate our sales force, and make changes to our operations. If these activities are not completed in a timely or satisfactory manner, our new product introduction may be delayed and our business, financial condition, and results of operations could be materially adversely affected.

        Our future results could be adversely affected by an impairment of the value of certain intangible assets.

        The assets listed in our consolidated balance sheet include, among other things, goodwill valued at approximately $54 million, capitalized research and development costs valued at approximately $32 million and intangible assets related to customers’ relations valued at approximately $2.6 million. The applicable accounting standards require that (a) goodwill is not amortized, but rather is subject to an annual impairment test. We perform an annually impairment test, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset; and (b) acquired technology and development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, be capitalized and are tested for impairment on a regular basis, and written down when capitalized costs exceed its net realizable value. Pursuant to impairment tests performed in the fourth quarter of 2007, an impairment loss of $7 million related to goodwill in Mainsoft has been identified and was charged to income. In January 2008, we announced management’s decision to sell our holdings in Mainsoft. The remaining goodwill identified to Mainsoft amounts to $4 million. There can be no assurance that future goodwill impairment tests or the consideration that will result from the intended sale of Mainsoft, if it occurs, will not result in additional charges to earnings. If our goodwill or capitalized research and development costs were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the capitalized research and development costs, we could be required to reduce or write off such assets, thus adversely affecting our operating results.

        If we are unable to attract, train, and retain qualified personnel for our worldwide facilities atcompetitive prices, we may not be able to achieve our objectives and our business could be harmed.

        In order to achieve our objectives, we hire from time to time additional software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. As part of our growth strategy, we developed offshore centers in Cyprus, Romania, India and St. Petersburg (Russia). We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. Recently, professional work in these countries became more expensive and professional fees may continue to increase in the future. The establishment of additional offshore facilities may result in significant capital expenses, which may affect our cash position. We cannot assure you that our offshore facilities will be profitable. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

        If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

        We derive a portion of our revenues from engagements on a fixed-price basis. We price these commitments upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition. In addition, we may agree to a price before the design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us.

        If our tools or solutions do not function efficiently, we may incur additional expenses.

        In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors, and bugs. If our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we may incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

        If we fail to satisfy our customers’ expectations regarding our solutions, our contracts may be cancelled and we may be the subject of damages claims.

        In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, customers may have the ability to cancel our contracts. Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

        We are exposed to significant claims for damage caused to our customers' information systems.

        Some of the products, tools, and services we provide involve key aspects of our customers’ information systems. These systems are frequently critical to our customers’ operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. If a customer’s system fails during or following the provision of modernization solutions or services by us, or if we fail to provide customers with proper support for our modernization solutions, we are exposed to the risk of a claim for substantial damages against us, regardless of our responsibility for the failure. We cannot guarantee that the limitations of liability under our product and service contracts, if any, would be sufficient to protect us against legal claims. We cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, it may have a material adverse effect on our business, operating results, and financial condition. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

        If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management’s attention.

        Substantial litigation over intellectual property rights exists in the software industry. Software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. We cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the nondisclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. Any claim, with or without merit, could be expensive and time-consuming to defend, and would probably divert our management’s attention and resources. In addition, such a claim if submitted may require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

        A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

        We may experience greater than expected competition that could have a negative effect on our business.

        We operate in a highly competitive market. Competition in the modernization field is, to a large extent, based upon the functionality of the available automated tools and personnel expertise. Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sale of their modernization tools and services, thus enabling them to respond more quickly to emerging opportunities and changes in technology or customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry. As we develop new tools and services, we may begin to compete with companies with which we have not previously competed. Our competitors include small vendors who may provide a single solution for a particular area of modernization, large system integrators such as IBM, Accenture, Cap Gemini and EDS, some of whom we also partner with and Indian system integrators such as Tata and Patni.

        We may be unable to differentiate our tools and services from those of our competitors or successfully develop and introduce new tools and services that are less costly than, or superior to, those of our competitors. This could have a material adverse effect on our ability to compete.

        Many of our existing and potential competitors may have or acquire more extensive development, marketing, distribution, financial, technological and personnel resources than we do. This increased competition may result in our loss of market share and pricing pressure which may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that competition with both competitors within our industry and with the in-house IT departments of certain of our customers or prospective customers will not result in price reductions for our tools and services, fewer customer orders, deferred payment terms, reduced revenues or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations.

        We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

        Our success and ability to compete are substantially dependent upon our internally developed technology. Our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law, and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

        Pursuant to agreements with certain of our customers, we have placed, and in the future may be required to place, in escrow, the source code of certain of our software. Pursuant to the escrow arrangements, the software may, under specified circumstances, be made available to our customers. From time to time, we also provide our software directly to customers. These factors may increase the likelihood of misappropriation or other misuse of our software.

        We are exposed to litigation that could result in considerable financial liabilities.

        In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 33 million ($8.6 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. If we are not successful in defending this claim, we could be exposed to considerable financial liabilities and, as a result, our financial condition could be materially adversely harmed.

        Our existing credit facilities contain a number of restrictions and obligations that limit our operating and financial flexibility, and there is no assurance that credit facilities will be available in the future.

        As of April 1, 2008, we had no outstanding loans under our credit facilities. However, to the extent we borrow under these facilities, we would be required to comply with certain restrictive covenants. Our credit facilities contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants restrict, among other things, our ability to pledge our assets, dispose of assets, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any noncompliance with performance-related covenants and other undertakings of our credit facilities could result in an acceleration of our outstanding debt under our credit facilities and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, there is no assurance that banks will continue to provide us with credit facilities in the future.

Risks Relating to International Operations

        Marketing our tools and solutions in international markets may cause increased expenses and greater exposure to risks that we may not be able to successfully address.

        We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results, and financial condition will be materially adversely affected.

        Risks inherent in our worldwide business activities generally include:

—	currency exchange fluctuations;

—	unexpected changes in regulatory requirements;

—	tariffs and other trade barriers;

—	costs of localizing products for foreign countries;

—	lack of acceptance of localized products;

—	longer accounts receivable payment cycles;

—	difficulties in operations of management;

—	potentially adverse tax consequences, including restrictions on the repatriation of earnings; and

—	the burdens of complying with a wide variety of local legislation.

        We cannot assure you that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, operating results, and financial condition.

        Inflation, devaluation, and fluctuation of various currencies may adversely affect our results of operations, liabilities, and assets.

        We run our operations in various countries. As a result, we enter into transactions with customers and suppliers in local currencies. The reporting currency of our consolidated financial statements and the functional currency of our business is the U.S. dollar. The fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. Fluctuations in the value of our non-dollar revenues, costs, and expenses measured in dollars could materially affect our results of operations. In addition, our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.

        We enter, from time to time, into forward currency exchange contracts or other arrangements in order to hedge this foreign currency exposure. Such arrangements may not always be effective or sufficient to offset the fluctuations in currency exchange rates. For additional information relating to the exchange rates between different relevant currencies, see “Item 5.A. Operating Results–Our Reporting Currency” of our Form 20-F for 2007.

        Fluctuations in foreign currency values affect the prices of our products and services, which in turn may affect our business and results of operations.

        Most of our worldwide sales are currently denominated in U.S. dollars and euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to foreign currencies, in particular the euro, Danish krone, and the NIS, would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

        We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income might be affected.

        We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at various tax rates. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We cannot assure you that the final tax outcome of these issues will not be different from management estimates, which are reflected in our income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

Risks Relating to Operations in Israel

        Political, economic, and military conditions in Israel could negatively impact our business.

        Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results, and financial condition. Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts, terrorist activities, or political instability in the region, may affect Israel’s security, foreign relations, and the stability of the region. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. We cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

        It may be difficult to serve process and enforce judgments against our directors and executive officers in Israel.

        We are organized under the laws of the State of Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

—	effect service of process within the United States on us or any of our executive officers or directors who are nonresidents of the United States;

—	enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors that are nonresidents of the United States, in the United States or Israel; and

—	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

Risks Relating to Our Traded Securities

        The market price of our ordinary shares may be volatile and our investors may not be able to resell the shares at or above the price they paid, or at all.

        During the past few years, the worldwide stock markets have experienced high price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect market price of our ordinary shares. The high and low market prices of our ordinary shares traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, during each of the last three years, are summarized in the table below:

	NASDAQ Global Market		TASE
	In $		In NIS
	High	Low	High	Low

2007	21.49	5.94	85.51	25.69
2006	6.45	3.85	28.99	18.30
2005	4.75	3.81	21.95	16.01

        Since January 1, 2008 and until March 28, 2008, the market price of our ordinary shares dropped from $19.19 to $8.28. We cannot assure you that the market price of our ordinary shares will rise to the same level as it was in the beginning of 2008, if at all. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

—	any actual or anticipated fluctuations in our or our competitors' quarterly revenues and operating results;

—	shortfalls in our operating results from levels forecast by securities analysts;

—	public announcements concerning us or our competitors;

—	the introduction or market acceptance of new products or service offerings by us or by our competitors;

—	changes in product pricing policies by us or our competitors;

—	changes in security analysts' financial estimates;

—	changes in accounting principles;

—	sales of our shares by existing shareholders; and

—	the loss of any of our key personnel.

        In addition, economic, political and market conditions, and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

        Our ordinary shares are traded on more than one market and this may result in price variations.

        Our ordinary shares trade on the NASDAQ Global Market and the TASE. Trading in our ordinary shares on these markets will take place in different currencies (dollars on the NASDAQ Global Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days, and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

        Future sales of our shares to be registered for resale in the public market could dilute the ownership interest of our existing shareholders and could cause the market price for our ordinary shares to fall.

        As of April 1, 2008 we had 21,307,929 ordinary shares outstanding (excluding 1,647,594 held by two of our wholly owned subsidiaries). In addition, we reserved 1,510,129 ordinary shares for issuance under our option plan and restricted share units award plan. We also have the following commitments to issue our ordinary shares:

—	485,714 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the $5 million and $3 million private placements, completed in March 2004 and March 2006, respectively;

—	800,000 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the $35 million private placement completed in November 2007; and

—	600,000 ordinary shares issuable to certain shareholders of CodeStream, subject to certain conditions, pursuant to the purchase agreement between us and CodeStream, as amended in December 2007.

        We registered for resale the shares underlying the warrants issued to the institutional investors in March 2004, March 2006 and November 2007, pursuant to registration rights agreements entered into with such investors. For more information, see “Item 4.B ם Business Overview – Investments and Acquisitions” and “Item 5.B – Liquidity and Capital Resources – Contractual Commitments and Guarantees” of our Form 20-F for 2007. In addition, this prospectus covers the resale of up to 400,000 ordinary shares by the selling shareholders, issued to them in accordance with an amendment to the purchase agreement between us and CodeStream.

        Pursuant to the purchase agreement between us and CodeStream, as amended in December 2007, we granted to certain shareholders of CodeStream registration rights with respect to the ordinary shares that may be issued as contingent consideration for the purchase of CodeStream activity, if certain conditions are met. For more information, see “Item 4.B. Business Overview–Investments and Acquisitions– CodeStream Software Ltd,” of our Form 20-F for 2007.

        The exercise of options by our employees and the exercise of warrants by investors would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon exercise of options or warrants could adversely affect the market price of our ordinary shares. If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease.

        Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        Although we believe that we were not a passive foreign investment company, or PFIC, in 2007, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over our the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of; passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares and on certain distributions with respect to our ordinary shares). For additional information regarding our PFIC status, see the discussion under “Item 10.E. Taxation – United States Federal Income Tax Considerations – Tax Consequences If We Are a Passive Foreign Investment Company,” of our Form 20-F for 2007.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus (including documents incorporated by reference herein) may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. Forward-looking statements convey our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. We use words like “anticipates,” “believes,” “expects,” “future,” “intends,” and similar expressions to mean that the statements are forward-looking.

        Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	our ability to successfully penetrate into new markets in which have limited history and gain market acceptance for our new tools and services;

—	our ability to accurately predict and respond to market developments or demands;

—	the impact of failures to accurately estimate the costs of fixed-price projects which may result in lower margins or losses;

—	fluctuations in inflation and currency rates;

—	delays in collection of our fees from large modernization projects which may result in cash flow shortages;

—	the competitive nature of the modernization market in which we operate, including the functionality of the tools developed and marketed by our competitors;

        as well as the risks discussed in the Risk Factor section of this prospectus and in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of our Form 20-F for 2007.

        In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

THE OFFERING AND LISTING

Aggregate number of ordinary shares offered by the selling shareholders	400,000 ordinary shares

Ordinary shares to be outstanding after this offering	21,307,929 ordinary shares (subject to certain exclusions listed below)

Use of proceeds	We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

NASDAQ Global Market symbol	BPHX

Tel Aviv Stock Exchange symbol	BPHX

The number of ordinary shares to be outstanding after this offering excludes:

—	485,714 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the $5 million and $3 million private placements, completed in March 2004 and March 2006, respectively;

—	800,000 ordinary shares issuable upon exercise of warrants issued by us in November 2007;

—	600,000 ordinary shares issuable upon the satisfaction of certain conditions to certain shareholders of CodeStream pursuant to the purchase agreement between us and CodeStream Software Ltd. dated December 14, 2006, as amended;

—	1,510,129 ordinary shares reserved for issuance under our option plan and restricted share units award plan; and

—	1,647,594 ordinary shares held by two of our wholly-owned subsidiaries.

PRICE RANGE OF OUR SHARES

The following table lists the high and low closing sales for our ordinary shares, for the periods indicated, on the NASDAQ Global Market:

Calendar Period	Closing Price Per Share
	In US$
	High	Low

Annual
2003	7.04	2.10
2004	7.49	3.92
2005	4.75	3.81
2006	6.45	3.85
2007	21.49	5.94
Fiscal Quarters
2006
First Quarter	5.23	3.85
Second Quarter	5.61	4.90
Third Quarter	5.65	4.60
Fourth Quarter	6.45	5.16
2007
First Quarter	7.10	5.94
Second Quarter	11.89	6.62
Third Quarter	18.41	11.30
Fourth Quarter	21.49	14.82
Most Recent Six Months
September 2007	18.41	15.54
October 2007	21.49	16.89
November 2007	21.05	14.82
December 2007	18.94	15.57
January 2008	20.66	14.91
February 2008	13.66	9.24
March 2008 (through March 28, 2008)	9.25	7.25

Our ordinary shares are also traded on the Tel Aviv Stock Exchange.

        The following table lists the high and low closing sales for our ordinary shares, for the periods indicated, on the Tel-Aviv Stock Exchange:

Calendar Period	Closing Price Per Share
	In NIS
	High	Low

Annual
2003	29.20	11.49
2004	34.48	17.00
2005	20.99	16.01
2006	26.88	17.41
2007	85.51	25.69
Fiscal Quarters
2006
First Quarter	26.88	23.32
Second Quarter	25.20	20.62
Third Quarter	26.88	23.15
Fourth Quarter	23.99	17.41
2007
First Quarter	29.27	25.69
Second Quarter	50.32	27.49
Third Quarter	73.68	48.00
Fourth Quarter	85.51	59.02
Most Recent Six Months
September 2007	73.68	62.65
October 2007	85.51	70.72
November 2007	83.67	59.02
December 2007	75.05	62.48
January 2008	74.83	61.68
February 2008	48.50	33.60
March 2008 (through March 28, 2008)	36.04	24.68

CAPITALIZATION AND INDEBTEDNESS

        The table below sets forth our capitalization and indebtedness as of December 31, 2007, and as adjusted to give effect to the issuance by us of 400,000 ordinary shares in accordance with the terms of an agreement between us and the selling shareholders.

	December 31, 2007
	Actual	As Adjusted
	(in thousands)

Short-term bank credit	-	-
Long term bank credit and other	202	202

Shareholders' equity
Share capital - ordinary shares of NIS 0.01 par
value (authorized 30,000,000 shares;
issued: 22,274,221 shares; 22,674,221
shares as adjusted	44	45
Additional paid-in capital	118,575	121,886
Accumulated other comprehensive loss	(1,359)	(1,359)
Cost of 1,647,594 company shares held by
subsidiaries	(13,548)	(13,548)
Retained earnings	7,996	7,996

Total Shareholders' equity	111,708	115,020

Total Capitalization	111,843	115,222

REASONS FOR THE OFFER AND USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders in this offering. We will bear the costs, other than underwriting commissions, associated with the sales of ordinary shares.

SELLING SHAREHOLDERS

        This prospectus covers the resale, from time to time, by the selling shareholders of up to 400,000 ordinary shares. For additional information regarding the offering, see “Prospectus Summary – The Transactions” above. We are registering the ordinary shares in order to permit the selling shareholders to offer the shares for resale from time to time. To our knowledge, except as indicated in the table below, none of the selling shareholders have held any position or office, or had any material relationship with us, our predecessors, or affiliates, within the past three years, or are a registered broker-dealer or an affiliate of a registered broker-dealer which may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with these sales.

        The following table presents information provided by the selling shareholders with respect to beneficial ownership of our ordinary shares as of April 1, 2008, and as adjusted to reflect the sale of the shares offered by the selling shareholders under this prospectus, assuming that all ordinary shares being offered under this prospectus are ultimately sold in the offering. The second column lists the number of ordinary shares beneficially owned by each selling shareholder, without regard to the contingent issuance of 600,000 ordinary shares described in the amended Codestream agreement. The fourth column lists the ordinary shares being offered by the selling shareholders under this prospectus. Beneficial ownership as set forth below includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. To our knowledge, the persons named in the table have sole voting power, sole investment control, and the sole right to receive the economic benefit with respect to all shares listed, except as set forth in the table below. The applicable percentage of ownership for each shareholder, listed in the third and sixth columns of the table, is based on 21,307,929 ordinary shares outstanding as of April 1, 2008 (excluding 1,647,594 ordinary shares repurchased pursuant to buy back programs and held by two of our wholly owned subsidiaries, 485,714 ordinary shares issuable upon exercise of warrants issued to institutional investors in March 2004 and March 2006; 800,000 ordinary shares issuable upon exercise of warrants issued by us in November 2007; and 1,510,129 ordinary shares available for issuance under our employee restricted share units award plan and our employee share option plans).

        The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Ordinary Shares Beneficially Owned Prior to Offering		Ordinary Shares Being Offered	Ordinary Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent		Number	Percent

FCPR Nord Europe I	83,280	*	83,280	0	0
FCPI Diademe Innovation I	37,440	*	37,440	0	0
Pine Street Investment II	145,320	*	145,320	0	0
W. Henry Vandeveer	118,400	*	118,400	0	0
Anthony J. Hanlon	3,200	*	3,200	0	0
Richard Jorgensen	3,200	*	3,200	0	0
Sheer Bluff Holdings LLC	6,400	*	6,400	0	0
Francois Bancilhon	2,760	*	2,760	0	0

*	Less than 1%.

(1)	The address of FCPR Nord Europe I is c/o UFG Private Equity 173 Boulevard Hauasmann 75008 Paris, France. FCPR Nord Europe I is managed by its management company UFG Private Equity, which has voting and investment control over the securities held by FCPR Nord Europe I. Patrick Lissague, Chief Executive Officer of UFG Private Equity, has voting and investment control over the securities held by FCPR Nord Europe I. The percentage ownership set forth in the third column is based on 21,307,929 ordinary shares outstanding as of April 1, 2008.

(2)	The address of FCPI Diademe Innovation I is c/o UFG Private Equity 173 Boulevard Haussmann 72008 Paris, France. FCPI Diademe Innovation I is managed by its management company UFG Private Equity, which has voting and investment control over the securities held by FCPR FCPI Diademe Innovation I. Patrick Lissague, Chief Executive Officer of UFG Private Equity, has voting control and investment discretion over the securities held by FCPI Diademe Innovation I. The percentage ownership set forth in the third column is based on 21,307,929 ordinary shares outstanding as of April 1, 2008.

(3)	The address of Pine Street Investment II is c/o 517 Pine Street Boulder, Colorado 80302 USA. David Brunel has voting and investment control over the securities held by Pine Street Investment II. The percentage ownership set forth in the third column is based on 21,307,929 ordinary shares outstanding as of April 1, 2008.

(4)	The address of W. Henry Vandeveer is c/o 2060 Broadway Suite 250Boulder CO 80302 USA. The percentage ownership set forth in the third column is based on 21,307,929 ordinary shares outstanding as of April 1, 2008.

(5)	The address of Anthony J. Hanlon is c/o UFG 1 Broadmoor Drive Rumson NJ 07760 USA. The percentage ownership set forth in the third column is based on 21,307,929 ordinary shares outstanding as of April 1, 2008.

(6)	The address of Richard Jorgensen is 740 Jupiter Boulder CO 80304 USA. The percentage ownership set forth in the third column is based on 21,307,929 ordinary shares outstanding as of April 1, 2008.

(7)	The address of Sheer Bluff Holdings LLC is 2060 Broadway Suite 250 Boulder CO 80302 USA. The percentage ownership set forth in the third column is based on 21,307,929 ordinary shares outstanding as of April 1, 2008.

(8)	The address of Francois Bancilhon is c2 rue Thibaud 75014 Paris, France. The percentage ownership set forth in the third column is based on 21,307,929 ordinary shares outstanding as of April 1, 2008.

PLAN OF DISTRIBUTION

        The selling shareholders and any of their pledgees, donees, transferees or other successors-in-interest may, from time to time, sell any or all of their ordinary shares being offered under this prospectus, on the Nasdaq Global Market or any other stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when disposing of shares:

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

—	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

—	an exchange transaction in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

—	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

—	sales on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

—	sales in the over-the-counter market;

—	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

—	through put or call option transactions, whether such options are listed on an options exchange or otherwise;

—	a combination of any of these methods of sale; and

—	any other method permitted pursuant to applicable law.

        The shares may also be sold under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

        The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

        Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

        If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

        The selling shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

        If any of the ordinary shares offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling shareholders will sell all or any portion of the shares offered under this prospectus.

        We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling shareholder and purchaser is responsible for paying any discounts, commissions, and similar selling expenses they incur.

        The selling shareholders and we have agreed to indemnify one another against certain losses, damages, and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

        We agreed to keep this prospectus effective until such date as is the earlier of (i) the date when all the ordinary shares covered by this prospectus have been sold or (ii) the date on which the ordinary shares may be sold without any restriction pursuant to Rule 144 (or any successor rule) or any other provision under Rule 144 that permits the selling shareholders to sell their ordinary shares without respect to any volume limitations or manner of sale restrictions as determined by our counsel pursuant to a written opinion letter, addressed to our transfer agent to such effect.

EXPENSES

        We are paying substantially all of the expenses of registering the ordinary shares under the Securities Act and of compliance with blue-sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses, our legal and accounting fees. We estimate these expenses to be approximately $140,134.57, which include the following categories of expenses:

SEC registration fee	$134.57
Legal fees and expenses	$80,000
Accounting fees and expenses	$50,000
Miscellaneous expenses	$10,000

Total	$140,134.57

LEGAL MATTERS

        The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Herzog, Fox & Neeman, Tel Aviv, Israel.

EXPERTS

        The consolidated financial statements as of December 31, 2007 and for each of the three years in the period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31,2007 have been audited by   Ziv Haft, BDO Member Firm, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

        Service of process upon us and upon some of our directors and officers and the Israeli experts named in this prospectus who reside outside the United States may be difficult to obtain within the United States. Furthermore, because some of our principal assets and some of our directors and officers are located outside the United States, court judgments obtained in the United States, including those predicated on the civil liability provisions of United States federal securities laws, against us or any of our directors and officers who reside outside the United States, may not be collectible within the United States or Israel. It may be also difficult to bring an original action in an Israeli court to enforce liabilities against us or against any of our directors and officers, based upon the United States federal securities laws.

        We have been informed by our legal counsel in Israel that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act, in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

the judgment is enforceable in the state in which it was given;

adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in a foreign court.

        We have irrevocably appointed Blue Phoenix Solutions USA Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of North Carolina arising out of this offering or any purchase or sale of securities in connection with this offering.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a Registration Statement on Form F-3 with the SEC for the shares being offered pursuant to this prospectus. This prospectus does not include all of the information contained in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document.

        We are required to file annual reports and other information with the SEC. You can read our SEC filings, including the Registration Statement, over the Internet at the SEC’s Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        We are subject to certain of the informational requirements of the Exchange Act. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus or by information we file with the SEC in the future.

        The following documents are incorporated by reference:

(a) Our annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on March 28, 2008; and

(b) The description of our ordinary shares contained in the Registration Statement under the Exchange Act on Form 8-A as filed with the SEC on January 21, 1997 and any subsequent amendment or report filed for the purpose of updating this description.

        In addition, all subsequent annual reports filed on Form 20-F prior to the termination of this offering are incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K by stating in those Forms that they are being incorporated by reference into this prospectus.

        We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document states that one of its exhibits is incorporated into the document itself). Such requests should be directed to Yael Peretz, General Counsel, c/o BluePhoenix Solutions Ltd., 8 Maskit Street, Herzliya 46733, Israel, facsimile number 972-9-952-6111. Our corporate Web site address is http://www.bphx.com. The information on our Web site is not a part of this prospectus.

400,000 Ordinary Shares

BLUEPHOENIX SOLUTIONS LTD.

PROSPECTUS

April 1, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

        Under the Companies Law, 1999, referred to as the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

Office Holders Insurance

        Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance of all or a part of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, in respect of each of the following:

—	breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice our interests; or

—	financial obligation imposed on him or her in favor of another person.

Indemnification of Office Holders

        Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify our office holders in respect of an obligation or expense specified below imposed on an office holder in respect of an act performed in his or her capacity as an office holder, as follows:

(i)	a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii)	reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder; and either (a) concluded without the imposition of any financial liability in lieu of a criminal proceeding; or (b) a financial liability was imposed on him in lieu of a criminal proceeding for an offense that does not require proof of criminal intent; and

(iii)	reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

        We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that in respect of (i) above, the undertaking is limited to categories of events that in the opinion of our board of directors are foreseeable in light of the company’s operations at the time that the undertaking to indemnify is given, and for an amount or criteria that our board has determined as reasonable under the circumstances, and further provided that that such events and amount or criteria are indicated in the indemnification undertaking; and (b) retroactively.

        We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described above.

Limitations on Exemption, Insurance, and Indemnification

        The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract that would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

—	a breach by the office holder of his duty of loyalty, except that the company may indemnify or provide insurance coverage to the office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

        In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

Item 9. Exhibits

(a) The following exhibits are filed herewith:

Number	Exhibit Title

2.01	Agreement dated December 14, 2006 among the registrant, CodeStream Software Ltd. and certain shareholders of CodeStream Software Ltd. (1)

2.02	Amendment dated as of December 30, 2007 among the Registrant, CodeStream Software Ltd. and those individuals and entities listed on Exhibit A thereto (2)

5.01	Opinion of Herzog, Fox & Neeman

23.01	Consent of Herzog, Fox & Neeman (included in Exhibit 5.01)

23.02	Consent of Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm, independent public registered firm

24.01	Powers of Attorney (included in the signature page)

(1) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2007, as amended on Form 20-F/A filed with the Securities and Exchange Commission on December 26, 2007.

(2) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2008.

Item 10. Undertakings.

(a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) to include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any other material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

        (5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) If the registrant is relying on Rule 430B:

    A.        Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

    B.        Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x), for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

        (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

        (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

        (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

        (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herzliya, Israel, on this 1st day of April 2008.

BLUEPHOENIX SOLUTIONS LTD. By: /s/ Arie Kilman —————————————— Arie Kilman Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Arie Kilman and Varda Sagiv, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:

/s/ Arie Kilman	Chief Executive Officer	April 1, 2008
——————————————	and Director
Arie Kilman

Principal Financial Officer and Principal
Accounting Officer:

/s/ Varda Sagiv	Chief Financial Officer	April 1, 2008
——————————————
Varda Sagiv

Directors:

/s/ Shai Beilis	Director	April 1, 2008
——————————————
Shai Beilis

/s/ Michael Chill	Director	April 1, 2008
——————————————
Michael Chill

/s/ Amira Berkovitz-Amir	Director	April 1, 2008
——————————————
Amira Berkovitz-Amir

Authorized Representative in the United States:

Michael Chill

/s/ Michael Chill		April 1, 2008
——————————————
By: Michael Chill
Director